EXHIBIT 28


                                                           Thomas H. Neuschaefer
                                                           (715) 345-4427

                                                           Kenneth F. Csinicsek
                                                           (715) 345-4352

                  FIRST FINANCIAL CORPORATION ANNOUNCES SECOND
                            STOCK REPURCHASE PROGRAM

Stevens Point, Wisconsin, April 22, 1997... First Financial Corporation (NASDAQ/NMS: FFHC) announced today that it intends to repurchase up to 1,850,000 shares (approximately 5%) of its outstanding common stock from time to time through March 31, 1998 in open market and privately negotiated transactions.

The company's first repurchase program recently expired. A total of approximately 1.4 million shares, or 75% of the amount authorized, were repurchased during the first program. These share repurchases represent approximately 3.8% of the shares outstanding at the onset of that program.

John C. Seramur, First Financial's president and chief executive officer stated:
"Our Board of Directors continues to consider First Financial stock to be an attractive investment. Our objective in authorizing this second repurchase program is to continue to increase the company's earnings per share and return on shareholders' equity."

First Financial, which presently has 36.2 million shares of common stock outstanding, is headquartered in Stevens Point, Wisconsin. The principal business of First Financial is the business of its banking subsidiary, First Financial Bank. As of March 31, 1997, First Financial reported total assets of $5.8 billion and stockholder's equity of $406 million. First Financial operates 128 consumer banking offices throughout Wisconsin and Illinois.